UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
_______________________________
FORM 6-K
_______________________________
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
For the month of September 2022
Commission File No. 001-37596
_______________________________
FERRARI N.V.
(Translation of Registrant’s Name Into English)

_______________________________
Via Abetone Inferiore n.4
I-41053 Maranello (MO)
Italy
Tel. No.: +39 0536 949111
(Address of Principal Executive Offices)
_______________________________

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
Form 20-F ☒ Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule101(b)(7): ☐
Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐ No ☒
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g32(b): N/A

The following exhibit is furnished herewith:
Exhibit 99.1    Press release issued by Ferrari N.V. dated September 19, 2022.

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 19, 2022	FERRARI N.V.

	By:	/s/ Antonio Picca Piccon
		Name:	Antonio Picca Piccon
		Title:	Chief Financial Officer

Index of Exhibits
Exhibit
Number    Description of Exhibit

99.1        Press release issued by Ferrari N.V. dated September 19, 2022.